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                                                                    EXHIBIT 11.2

                              META-SOFTWARE, INC.

          COMPUTATION OF NET INCOME AND PRO FORMA NET INCOME PER SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

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
                                                YEARS ENDED        SIX MONTHS
                                                DECEMBER 31,     ENDED JUNE 30,
                                            -------------------- --------------
                                             1993   1994   1995   1995   1996
                                            ------ ------ ------ ------ -------
Net income.................................                             $ 2,683
Pro forma net income....................... $1,414 $2,134 $2,177 $1,333
                                            ====== ====== ====== ====== =======
Weighted average common shares
 outstanding...............................  7,500  7,500  7,830  7,500   9,910
Common stock equivalents as a result of
 stock options outstanding using the
 treasury stock method.....................    452    841    687    841     712
Common stock options granted in accordance
 with
 SAB 83....................................    --     569    620    569     --
Shares deemed outstanding to fund
 shareholder distribution..................    882    882    729    882     --
                                            ------ ------ ------ ------ -------
  Total....................................  8,834  9,792  9,866  9,792  10,622
                                            ====== ====== ====== ====== =======
Net income per share.......................                             $  0.25
                                                                        =======
Pro forma net income per share............. $ 0.16 $ 0.22 $ 0.22 $ 0.14
                                            ====== ====== ====== ======
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